SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                             Amendment No. 1 to

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          VALLICORP HOLDINGS, INC.
                          ------------------------
                              (Name of Issuer)

                  Common Stock, $0.01 Par Value Per Share

                  ---------------------------------------
                       (Title of Class of Securities)

                                92023F-106
                                ----------
                               (CUSIP Number)

                               David L. Payne
                         Westamerica Bancorporation
                             1108 Fifth Avenue
                            San Rafael, CA 94901
                              Telephone: (415) 257-8000
                      ----------------------------------

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                 copies to:
                             Jonathan D. Joseph
                       Pillsbury Madison & Sutro LLP
                           235 Montgomery Street
                          San Francisco, CA 94104
                         Telephone: (415) 983-1071

                               March 19, 1997
                       -----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following pages)
                             Page 1
1. NAME OF REPORTING PERSON             Westamerica Bancorporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                        94-2156203
------------------------------------------------------------------


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                          (b) [ ]

------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------


4. SOURCE OF FUNDS
00
-------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
-------------------------------------------------------------------


6. CITIZENSHIP OR PLACE OF ORGANIZATION                  California
-------------------------------------------------------------------


  NUMBER OF       7.   SOLE VOTING POWER                   115,500
   SHARES
 BENEFICIALLY
                  -------------------------------------------------
  OWNED BY        8.   SHARED VOTING POWER                     -0-
    EACH          -------------------------------------------------
  REPORTING
  PERSON          9.   SOLE DISPOSITIVE POWER              115,500
    WITH          -------------------------------------------------

                 10.  SHARED DISPOSITIVE POWER                 -0-
                  -------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                               14,195,450*
-------------------------------------------------------------------


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                     [ ]
-----------------------------------------------------------------------


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN
        ROW (11)                                                 100%
----------------------------------------------------------------------


14.     TYPE OF REPORTING PERSON                                  CO
--------------------------------------------------------------------


* Upon either waiver or satisfaction of certain conditions to Westamerica Bancorporation's ("Westamerica") obligations under the Agreement (as defined herein), Westamerica will have the right to acquire all the issued and outstanding stock of ValliCorp Holdings, Inc. ("ValliCorp") pursuant to the Agreement (as defined herein). Westamerica has been advised by ValliCorp that the number of shares outstanding as of March 19, 1997 was 14,195,450. Pursuant to the Agreement, all of the shares owned by Westamerica as set forth on lines 7 and 9 above will be canceled effective upon consummation of the transaction.

                     Amendment No. 1 to Schedule 13D
                     -------------------------------

   The Reporting Person, Westamerica Bancorporation ("Westamerica"), hereby amends and supplements the Schedule 13D filed on November 21, 1997 (the "Original Statement") with regard to ValliCorp Holdings, Inc. (the "Issuer") as a result of Westamerica and/or the Issuer receiving certain regulatory approvals which may enable the parties to proceed with the consummation of the merger (the "Merger") pursuant to the Agreement and Plan of Reorganization, as amended, among Westamerica, Issuer and ValliWide Bank, dated as of November 11, 1996 (the "Agreement").

   On March 19, 1997 the Board of Governors of the Federal Reserve System approved the terms of the Merger and notice of such approval was sent to the Justice Department for an antitrust review. The waiting period prescribed for such review will expire on or about April 3, 1997, and while the transaction may not be consummated until April 3, 1997, the Federal Reserve Board's letter of approval states that "[t]he United States Attorney General has advised the Board that consummation of the proposal is not likely to have a significantly adverse effect on competition in any relevant banking market." Therefore, Westamerica believes it is not likely that the transaction will be challenged on antitrust grounds. As a result, the consummation of the Merger can occur promptly after all conditions to Westamerica's obligations to consummate the Merger contained in the Agreement are either waived or satisfied. In connection with the consummation of the Merger, Westamerica will exchange a certain number of shares of its common stock, no par value, as is determined pursuant to the Agreement, for all the Issuer's issued and outstanding shares of common stock, no par value and substitute options to acquire Westamerica common stock for options to acquire the Issuer's common stock. In the event the Merger is consummated, ValliCorp will be merged with and into Westamerica. Immediately thereafter Westamerica would own 100% of the outstanding common stock of ValliWide Bank, ValliCorp's principal subsidiary.

Item 5. Interest in Securities of the Issuer.

   Item 5 of the Original Statement is hereby amended by deleting paragraph (a) thereof in its entirety and replacing it with the following:

   (a) On March 19, 1997, subject to a fifteen day waiting period, Westamerica had the potential ability to acquire, and therefore beneficial ownership under Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange Act of 1934, 100% of the shares of ValliCorp common stock outstanding as of the Effective Date.

                                SIGNATURE

   After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of March 27, 1997.


WESTAMERICA BANCORPORATION



By    /s/ Dennis R. Hansen
--------------------------
   Dennis. R. Hansen
   Senior Vice President
   and Controller